Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2007 (1)	2008 (1)	2009 (1)	2010 (1)	2011 (1)

Net Income	$287	$343	$230	$300	$316
Equity in earnings of unconsolidated affiliates, net of distributions	(13)	(51)	(3))	13	8
Income taxes	173	228	146	187	187
Capitalized interest	(12)	(5)	(2))	(7)	—
	435	515	371	493	511

Fixed charges, as defined:

Interest	187	206	213	208	190
Capitalized interest	12	5	2	7	—
Interest component of rentals charged to operating expense	14	13	12	25	14
Total fixed charges	213	224	227	240	204

Earnings, as defined	$648	$739	$598	$733	$715

Ratio of earnings to fixed charges	3.04	3.30	2.63	3.05	3.50
         ___________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 is interest income of $2 million, $1 million, $-0-, $1 million and $-0-, respectively, which is included in income tax expense.